UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 7 September 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr JH Pauley a director of a major subsidiary Gold Fields Orogen BVI Limited, Mr NA Chohan and
Ms LN Samuel, directors of Gold Fields Operations Limited & GFI
Joint Venture Holdings (Pty) Limited, and Messrs A Munt, CW Du
Toit, P Woodhouse, all directors of a major subsidiary, Gold
Fields Australasia Pty Ltd, have all sold some or all of their
Bonus Shares (“BS”) which were awarded to them in terms of the
Gold Fields Limited 2012 Share Plan as amended.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares. Details of the transaction are set out below.

Name
JH Pauley
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 04 September 2015
Number of Shares - sold 17,224
Class of Security Ordinary shares
Market Price per share R40.8747
Total Value R704,025.83
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
NA Chohan
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 04 September 2015
Number of Shares - sold 7,630
Class of Security Ordinary shares
Market Price per share R40.8747
Total Value R311,873.96
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
NA Chohan
Nature of transaction
Off market vesting of shares in
terms of the above 2012 scheme

Transaction Date 04 September 2015
Number of Shares - sold 10,538
Class of Security Ordinary shares
Market Price per Share R42.1654
Total Value R444.338.99
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
LN Samuel
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 04 September 2015
Number of Shares 8,041
Class of Security Ordinary shares
Market Price per Share R40.8747
Total Value R328,673.46
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
LN Samuel
Nature of transaction
Off market vesting of shares in
terms of the above 2012 scheme
Transaction Date 04 September 2015
Number of Shares - sold 11,106
Class of Security Ordinary shares
Market Price per Share R42.1654
Total Value R468,288.93
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
A Munt
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 04 September 2015
Number of Shares - sold 14,799
Class of Security Ordinary shares
Market Price per Share R40.8747
Total Value R604,904.69
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
CW Du Toit
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 04 September 2015
Number of Shares - sold 16,847
Class of Security Ordinary shares
Market Price per Share R40.8747
Total Value R688,616.07

Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
P Woodhouse
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 04 September 2015
Number of Shares - sold 15,823
Class of Security Ordinary shares
Market Price per Share R40.8747
Total Value R646,760.38
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

07 September 2015
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 7 September 2015
By:            /s/ Nicholas J. Holland

Name:       Nicholas J. Holland
Title:         Chief Executive Officer